

October 14, 2011

Via E-Mail

Mr. Gerald H. Lipkin
Chairman of the Board, President and Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

Re: Valley National Bancorp
          Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011
          Schedule 14A, filed March 11, 2011
          Form 10-Q for the quarterly period ended March 31, 2011, filed May 9, 2011
          File No. 001-11277

Dear Mr. Lipkin:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Todd K. Schiffman

                                        Todd K. Schiffman
                                        Assistant Director